exhibit (g)(10)

Contacts:  Thomas Davies
           Todd Fogarty
           Kekst & Company
           212-593-2655


                                              FOR IMMEDIATE RELEASE
                                              ---------------------



                    HENKEL AND LOCTITE TO MERGE
              AGREEMENT CALLS FOR $61.00 PER SHARE CASH

      DUSSELDORF, GERMANY, December 5, 1996 -- HENKEL KGaA and Loctite Corporation announced today that they had signed a definitive merger agreement in which Henkel agreed to increase its offer price to $61.00 per share and under which Loctite will merge with a newly formed subsidiary of Henkel. In addition, Henkel has dropped all conditions to its offer related to potential divestitures of businesses under any antitrust laws and has agreed to a revised set of conditions to its offer that eliminate certain other conditions contained in Henkel's initial offer. With Loctite's consent, Henkel will shorten the period its tender offer is to remain open to provide for the expiration of the offer on December 20, 1996. Henkel intends to disseminate a Supplement to its Offer to Purchase, dated November 6, 1996, as soon as possible. Henkel also agreed that the second-step merger to acquire any Shares not tendered will be effective as soon as practicable in 1997.

      At a meeting held earlier today, the Loctite Board of Directors unanimously (with the Henkel-Nominated Directors abstaining) approved the agreement. The Loctite Board determined that the offer is in the shareholders' best interests and will




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recommend that shareholders tender their shares.

      Dieter Winkhaus, President and Chief Executive Officer of Henkel, said "Henkel is delighted to have reached an agreement with Loctite. We have always placed great emphasis on the cooperative nature of our relationship with Loctite and we believe that this combination will result in a company that will have the competitive, financial and managerial strengths to reach our goal of being a leader in each of our key market segments. We see a continuing role of importance for the management and employees of Loctite in the ongoing, combined business. Moreover, we expect the Hartford office to remain an important center for the operation of our combined adhesives business going forward."

      Robert W. Fiondella, Chairman of the Special Committee of Loctite's Board of Directors, said "Henkel's increased offer represents excellent value for our shareholders. The proposal comes at the end of a process designed to produce the best transaction."

      Dr. Winkhaus added "Henkel is also satisfied with the process and is pleased that it has come to an end. Henkel does not anticipate that any other bidder will attempt to interfere with the agreed-upon transaction."

      The agreement calls for Henkel to receive a termination fee of $40 million in the event the merger agreement is terminated under certain circumstances.

      HC Investments, Inc. is hereby amending its tender offer to increase the price to $61.00 per share from the previous offer of

$57.75 and to shorten the period the tender offer is to remain open to provide for the expiration of the offer at midnight, New
York City time, on Friday, December 20, 1996.


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